Form C

Cover Page

Name of issuer:

Xcite Interactive, Inc.

Legal status of issuer:

- Form:
  Corporation
- Jurisdiction of Incorporation/Organization:
  CO
- Date of organization:
  2/27/2019

Physical address of issuer:

3545 W. 12th
Unit 201
Greeley CO 80634

Website of issuer:

http://www.gcmvp.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- Common Stock
- Preferred Stock
- Debt
- Other

If Other, describe the security offered:

Target number of securities to be offered:

79,523

Price:

$5.03000

Method for determining price:

Dividing pre-money valuation ($17,999,030.08) by number of shares outstanding on fully diluted basis.

Target offering amount:

$400,000.69

Oversubscriptions accepted:

- Yes
- No

If yes, disclose how oversubscriptions will be allocated:

- Pro-rata basis
- First-come, first-served basis
- Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,996.69

Deadline to reach the target offering amount:

4/3/2020
NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

23

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,389,113.00	$780,579.00
Cash & Cash Equivalents:	$273.00	$69,601.00
Accounts Receivable:	$311,506.00	$233,635.00
Short-term Debt:	$731,680.00	$208,696.00
Long-term Debt:	$3,866.00	$41,672.00
Revenues/Sales:	$2,571,675.00	$1,469,929.00
Cost of Goods Sold:	$1,117,136.00	$396,194.00
Taxes Paid:	$39,508.00	$11,879.00
Net Income:	$93,092.00	($158,759.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Xcite Interactive, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

 Yes No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sean Hopkins	CTO	Xcite Interactive, Inc.	2017
Robert William Noffsinger, III	CEO	Xcite Interactive, Inc.	2019
Ray McElhaney	Corporate Director	Retired	2019
Ken Montera	Corporate Executive	Retired	2019
Nicole Watkins	CPA	Self-Employed	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sean Hopkins	CTO	2017
Robert William Noffsinger, III	CEO	2019
Matthew Coy	President	2019
Matthew Lauer	VP Finance	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sean Hopkins	761145.0 Common Stock	24.2

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power,

which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

- **We may experience losses in the future.**

Although we earned a profit during the year ended December 31, 2018 and the three months ended March 31, 2019,

we may not remain profitable in the future. There can be no assurance that our shares will have any value.

We expect to spend substantial financial resources on, among other things:

- investments to expand and enhance our products and services;
- sales and marketing, including expanding our sales organization and marketing programs;
- hiring additional employees;
- general administration, including legal, accounting and other expenses.

We may not generate sufficient revenue to offset such costs or sustain profitability in the future. We expect to

continue to invest heavily in our operations, business development related to games, to accelerate as well as

maintain our current market position, support anticipated future growth and to meet our expanded reporting and

compliance obligations.

We believe our current cash and the net proceeds from the shares to be sold in this offering will be sufficient to fund

our working capital requirements beyond the next 12 months. This belief assumes, among other things, that we, will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If one or more of these factors do not occur as expected, it could have a material adverse impact on our business. Our planned investments may not result in increased revenue or growth of our business. We cannot assure you that we will be able to generate revenue sufficient to offset our expected cost increases and planned investments in our business. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and/or sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern. The financial statements included in this prospectus do not contain any adjustments which might be necessary if we were unable to continue as a going concern.

Our ability to continue as a going concern is dependent upon our remaining profitable in the future and/or obtaining

the necessary financing to meet our obligations and repay our liabilities arising from normal business
operations

when they come due. There is no guarantee that we will be successful in achieving these objectives.

- **Our failure to obtain capital may significantly restrict our proposed operations.**

We may need additional capital to operate and fund our business plan. We do not know what the terms of
any future

capital raising may be; however, any future sale of our equity securities will dilute the ownership of
existing

stockholders and could be at prices substantially below the price of our shares of common stock in any
pubic market

that may exist for such shares. Our failure to obtain the capital we require may result in the slower
implementation

of our business plan or our inability to continue our business.

- **Technology changes rapidly in our business and if we fail to anticipate or successfully implement new**

technologies or adopt new business strategies, technologies or methods, the quality, timeliness and

competitiveness of our brand may suffer.

Rapid technology changes in the market require us to anticipate, sometimes years in advance, which
technologies

we must develop, implement and take advantage of in order to be and remain competitive. We have
invested, and in

the future may invest, in new business strategies and products, to persistently engage fans attending live
sporting

events. Such endeavors may involve significant risks and uncertainties, and no assurance can be given
that the

technology we choose to adopt and the product features that we pursue will be successful. If we do not
successfully

implement these new technologies, our reputation may be materially adversely affected and our financial
condition

and operating results may be impacted.

Rapid technology changes in the market require us to anticipate, sometimes years in advance, which
technologies

we must develop, implement and take advantage of in order to be and remain competitive. We have invested, and in

the future may invest, in new business strategies and products, to persistently engage fans attending live sporting

events. Such endeavors may involve significant risks and uncertainties, and no assurance can be given that the

technology we choose to adopt and the product features that we pursue will be successful. If we do not successfully

implement these new technologies, our reputation may be materially adversely affected and our financial condition

and operating results may be impacted.

- **We depend on servers to operate our games. If we were to lose server functionality for any reason, our business**
may be negatively impacted.

Our business relies on the continuous operation of servers, some of which are owned and operated by third parties.

Although we strive to maintain more than sufficient server capacity, and provide for active redundancy in the event

of limited hardware failure, any broad-based catastrophic server malfunction, a significant service-disrupting attack

or intrusion by hackers that circumvents security measures, a failure of disaster recovery service or the failure of a

company on which we are relying for server capacity to provide that capacity for whatever reason could degrade or

interrupt the functionality of our platform, and could prevent the use of our products.

We also rely on networks operated by third parties to support content on our platform. An extended interruption to

any of these services could adversely affect the use of our platform, which would have a negative impact on our

business.

Further, insufficient server capacity could also negatively impact our business. Conversely, if we

overestimate the

amount of server capacity required by our business, we may incur additional operating costs.

•

We may experience system failures, outages and/or disruptions of the functionality of our platform. Such

failures, delays and other problems could harm our reputation and business, cause us to lose customers and

expose us to customer liability.

We may experience system failures, outages and/or disruptions of our infrastructure, including information

technology system failures and network disruptions,. Our operations could be interrupted or degraded by any

damage to or failure of:

• our computer software or hardware, or our customers' computer software or hardware;

• our network or our customers' networks; or

• our connections and service arrangements with third parties.

Our systems and operations are also vulnerable to damage or interruption from:

• power loss, transmission cable cuts and other telecommunications and utility failures;

• hurricanes, fires, earthquakes, floods and other natural disasters;

• a terrorist attack in the U.S. or in another country in which we operate;

• computer viruses or software defects;

• loss or misuse of proprietary information or customer data that compromises security, confidentiality or integrity; or

• errors by our employees or third-party service providers.

From time to time in the ordinary course of our business our network nodes and other systems could experience

temporary outages. Any damage to or failure of the infrastructure we rely on could disrupt or degrade the operation

of our network, our platform and the provision of our services and result in the loss of current and potential members
and harm our ability to conduct normal business operations.

- **Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services.**

Our future success depends substantially on the continued efforts of our executive officers and key employees. If
one or more of our executive officers or key employees were unable or unwilling to continue their services with us,
we might not be able to replace them easily, in a timely manner, or at all. Since the gaming industry is characterized
by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain
qualified staff or other highly skilled employees. In addition, as we are relatively young, our ability to train and
integrate new employees into our operations may not meet the growing demands of our business which may
materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers and key employees terminates their services with us, our business may be severely
disrupted, our financial condition and results of operations may be materially and adversely affected and we may
incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key
employees joins a competitor or forms a competing company, we may lose, know-how and key professionals and
staff members. Certain of our executive officers and key employees have entered into a non-solicitation and non-
competition agreements with us. However, certain provisions under the non-solicitation and non-competition
agreement may be deemed legally invalid or unenforceable. If any dispute arises between our executive

officers and

us, we cannot assure you that we would be able to enforce these non-compete agreements.

- **Our business is subject to regulation, and changes in applicable regulations may negatively impact our business.**

- **We may be subject to claims of infringement of third-party intellectual property rights.**

From time to time, third parties may claim that we have infringed their intellectual property rights. For example,
patent holding companies may assert patent claims against us in which they seek to monetize patents they have
purchased or otherwise obtained. Although we take steps to avoid knowingly violating the intellectual property
rights of others, it is possible that third parties still may claim infringement.

Existing or future infringement claims against us, whether valid or not, may be expensive to defend and divert the
attention of our employees from business operations. Such claims or litigation could require us to pay damages,
royalties, legal fees and other costs. We also could be required to stop offering, distributing or supporting our games,
or other features or services which incorporate the affected intellectual property rights, redesign products, features or
services to avoid infringement, or obtain a license, all of which could be costly and harm our business.

In addition, many patents have been issued that may apply to potential new modes of delivering, playing or
monetizing the games we offer or that we would like to offer in the future. We may discover that future
opportunities to provide new and innovative modes of games may be precluded by existing patents that we are
unable to license on reasonable terms.

- **Our technology, content and games are subject to the threat of piracy, unauthorized copying and other forms of
intellectual property infringement.**

We regard our technology, content and games as proprietary and take measures to protect our intellectual property
and confidential information from infringement. Piracy and other forms of unauthorized copying and use of our
technology, content and games are persistent, and policing is difficult. Further, the laws of some countries in which
our games are or may be distributed either do not protect our intellectual property rights to the same extent as the
laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries.
In addition, although we take steps to enforce and police our rights, factors such as the proliferation of technology
designed to circumvent the protection measures used by our customers or by us. Preventing such unauthorized use
is inherently difficult and if we are unable to prevent such unauthorized use, competitors and other third parties
could harm our reputation and cause us to lose revenue.

- **Our stock price may be volatile, and you could lose all or part of your investment.**

The price of our common stock following this offering may fluctuate substantially and may be higher or
lower than this offering price. The price of our common stock following this offering will depend on
several factors, including those described
in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating
performance. These fluctuations could cause you to lose all or part of your investment in our common stock since
you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause
fluctuations in the trading price of our common stock include:

- changes to our industry, including demand and regulations;
- we may not be able to compete successfully against current and future competitors;
- competitive pricing pressures;
- our ability to obtain working capital financing as required;

- additions or departures of key personnel;

- sales of our common stock;

- our ability to execute our business plan;

- operating results that fall below expectations;

- loss of any significant customers; and

- any major change in our management;

In addition, the stock market in general, and the market for technology companies in particular, have experienced

extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating

performance of those companies. Broad market and industry factors, as well as general economic, political and

market conditions such as recessions or interest rate changes, may seriously affect the market price of our common

stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the

trading market for our stock shortly following this offering. If the market price of our common stock after this

offering does not exceed this offering price, you may not realize any return on your investment in us

and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular

companies' securities, securities class action litigations have often been instituted against these companies.

Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our

management's attention and resources. Any adverse determination in any such litigation or any amounts

paid to settle any such actual or threatened litigation could require that we make significant payments.

- **We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on**

investment will likely be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

The payment of dividends on our common stock will depend on earnings, financial condition and other business and

economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay

dividends, our common stock may be less valuable because a return on your investment will only occur if our stock

price appreciates.

- **You will experience dilution as a result of future equity offerings.**

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a future

financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into

shares of our common stock in the future, additional and potentially substantial dilution will occur. In addition,

investors purchasing shares or other securities in the future could have rights superior to investors in this offering.

- **Substantial future sales, or perceived potential sales, of our common stock in the public market could cause the**
price of our common stock to decline.

Sales of our common stock after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Immediately after the completion of this offering, we will have 3,357,723 shares of common stock outstanding.

- **Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or**
liquidation, and future issuances of preferred stock, which would rank senior to our common stock for the
purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to
achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. In the event of a

bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we

may make,

would receive distributions of our available assets prior to any distributions being made to holders of our common

stock. Moreover, if we issue preferred stock in the future, the holders of such preferred stock could be entitled to

preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating

distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from

lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate

the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the

risk that any such future offerings we conduct or borrowings we make may adversely affect the level of return they

may be able to achieve from an investment in our common stock.

- **Our management has broad discretion as to the use of certain of the net proceeds from this offering and may not**
use them effectively.

We currently intend to use the net proceeds of the offering for sales and marketing activities, product

development and general corporate purposes. Our management will have considerable discretion in the

application of the net proceeds from this offering, and investors will be relying on the judgment of our management

regarding the application of those proceeds. Our management may spend the proceeds in ways that do not improve

our operating results or enhance the value of our common stock, and you will not have the opportunity to influence

management's decisions on how to use the proceeds from this offering. The failure by our management to apply

these funds effectively could harm our business. Pending their use, we may also invest the net proceeds of this

offering in a manner that does not produce income or that loses value. See "Use of Proceeds" or more information.

- Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$400,001**

Use of Proceeds:

50% -- Working Capital (payroll, administration costs, legal fees, office space, etc.)

25% -- Sales and Marketing (hire additional sales reps, conference fees)

10% -- Product Development (building new games)

7.5% -- International expansion

7.5% Wefunder intermediary fee

If we raise: **$1,069,997**

Use of Proceeds:

50% -- Working Capital (payroll, administration costs, legal fees, office space, etc.)

25% -- Sales and Marketing (hire 3 additional sales reps, conference fees)

10% -- Product Development (building new games)

7.5% -- International expansion

7.5% Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced round; $17.9M pre-money valuation
See exact security attached as <u>Appendix B, Investor Contracts</u>.

Xcite Interactive, Inc. is offering up to 212,723 shares of Common Stock, for a total of $1,069,996.69, and a price per share of $5.03. The campaign minimum is $400,000.69 (79,523 shares).

Voting rights: Common Stock holders have voting rights.

SPV Reorganization. I agree to take any and all actions determined by the Company's directors in good faith to be advisable to revise this Subscription Agreement and any shares issued pursuant to the terms of this Subscription Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the shares

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons
that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company will have the option to repurchase the shares sold pursuant to this Subscription Agreement from the
undersigned for the greater of (i) $5.03 and (ii) the fair market value of the shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that in the
event an Equity Financing occurs within three months after the Repurchase and the Repurchase
Value is less than the Aggregate Value the Company will pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser will be
regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or a Dissolution Event

14. Do the securities offered have voting rights?

- Yes
- No

15. Are there any limitations on any voting or other rights identified above?

- Yes:
- No

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties here to with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	
			Choose	YesNo
			Choose	YesNo

Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**
Warrants:	
Options:	

Describe any other rights:

Preferred stock does not have voting rights, but does have liquidation preferences over common stock. 216,668 shares of Preferred Stock convert to 433,336 shares of common stock. The pre-money valuation has been calculated assuming full dilution.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering or sale).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a

transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Finance Company

Issue date	01/14/16
Amount	$80,000.00
Outstanding principal plus interest	$3,866.00 as of 12/01/19
Interest rate	22.9% per annum
Maturity date	01/15/20
Current with payments	Yes

Loan

Lender	Great Western Bank
Issue date	12/17/17
Amount	$400,000.00
Outstanding principal plus interest	$402,432.00 as of 10/30/19
Interest rate	6.0% per annum
Maturity date	12/27/19
Current with payments	Yes

In December 2017, the Company entered into a loan and security agreement with a lender for a revolving line-of-credit not to exceed the lesser of $400,000 or the borrowing base, as defined in the agreement. The line-of-credit had an original maturity of December 2018, which was extended to September 2019. The line-of-credit has an interest rate of prime plus 0.5% (6.0% at March 31, 2019). The line-of-credit is collateralized by substantially all assets of the Company and guaranteed by members of the Company. Under the line-of-credit agreement, the Company is subject to various financial covenants. At December 31, 2018, the Company was in violation of the debt service coverage ratio covenant. The bank has waived that requirement as of December 31, 2018. The balance as of December 4th, 2019 and December 31, 2018 and 2017, was $402,432, $396,485 and $0, respectively.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2017	Regulation D, Rule 506(b)	Membership Units	$650,000	General operations
3/2019	Regulation D, Rule 506(b)	Membership Units	$650,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

- Yes
- No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- Yes
- No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including

information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We provide in-stadium interactive digital content for fans around the world. Our products enhance the in-game fan experience and increase revenue opportunities for our clients. By using our products, teams are able to have fans interact in real-time with advertising from their sponsors. We license our 42+ customizable interactive games and our other proprietary products to professional sports teams, concerts, and other events.

We hope to continue to grow in sports and expand to verticals:

International Sports - In '19, closed agency agreements in France, GB, Japan, & Australia.

Bespoke AR/VR - Have completed 3 of thousands of possible jobs in many different possible sectors.

Predictive Gaming Platform - Since inception Feb, '19, have licensed 10+ of thousands of possible applications in different sectors.

We hope to continue our 70% CAGR and expect to approach $50M in revenue with a 50% net margin in 5 years.

Milestones

Xcite Interactive, Inc. was incorporated in the State of Colorado in February 2019.

Game Changer, LLC a Kansas limited liability corporation headquartered in Kansas City, Kansas, began business in 2015. In April 2019, all managers and members of the LLC merged their ownership interest into Xcite Interactive, Inc., formerly Game Changer LLC (the "Company") a Colorado corporation headquartered in Greeley, Colorado, with the LLC as a wholly owned subsidiary of the Company.

On April 1, 2019, the Company merged with a C corporation. Subsequent to April 1, 2019, this will be a reorganization of the Company under common control and accordingly all information is at historical cost at the time of reorganization. All of the amounts reflected as accumulated equity and members interest will be reclassified to par value of the common stock and additional paid in capital post reorganization. The financial statements represents Game Changer as Xcite's only activity.

Since then, we have:

- 140+ clients (gained in 3 years), including the most successful sports franchises in the world spanning NFL, NBA, MLB, NHL, MLS, and more.

- 200,000,000+ fans have engaged with our products. Our products are run in over 2,500 professional sporting events per year.

- Already profitable, recurring revenue model, minimal marginal cost, strong team on board, over 70% CAGR per year for past 4 years.

Historical Results of Operations

Our company was incorporated in February 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $2,571,675. Our gross margin was 56.56%.

- *Assets.* As of December 31, 2018, the Company had total assets of $1,389,113, including $273 in cash.

- *Net Income.* The Company has had net income of $93,092 for 2018.

- *Liabilities.* The Company's liabilities totaled $940,376 for 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1.3M in equity and $480k in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 60 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Xcite Interactive, Inc. cash in hand is $117,000, as of November 2019. Over the last three months, revenues have averaged $343,643/month, cost of goods sold has averaged $255,000/month, and operational expenses have averaged $34,000/month, for an average net margin of $54,643 per month.

We were profitable in 2018 and expect to be profitable in 2019. Our target for this round is to raise $4M total ($1.07M through a Regulation Crowdfunding round, and the remainder through Regulation D and institutional investors).

We have grown over 70% per year over the past 3 years, and expect to continue to do so. Our expenses will go up as we add additional sales staff, but not as rapidly as we expect our revenues to.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C, Financial Statements</u>

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i.   in connection with the purchase or sale of any security?
    Yes No

ii.   involving the making of any false filing with the Commission?
    Yes No

iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    Yes No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i.   in connection with the purchase or sale of any security?
    Yes No

ii.   involving the making of any false filing with the Commission?
    Yes No

iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    Yes No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i.   at the time of the filing of this offering statement bars the person from:

A.   association with an entity regulated by such commission, authority, agency or officer?
    Yes No

    B.   engaging in the business of securities, insurance or banking?

        Yes No

    C.   engaging in savings association or credit union activities?

        Yes No

ii.   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

     Yes No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the

Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this

offering statement:

i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

     Yes No

ii.   places limitations on the activities, functions or operations of such person?

     Yes No

iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock?

     Yes No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this

offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from

committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

     Yes No

ii.   Section 5 of the Securities Act?

     Yes No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a

member of, a registered national securities exchange or a registered national or affiliated securities association for

any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

 Yes No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as

an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within

five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an

investigation or proceeding to determine whether a stop order or suspension order should be issued?

Yes No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Yes No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.gcmvp.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

- Appendix A: Business Description & Plan
- Appendix B: Investor Contracts

  o Xcite Interactive Subscription Agreement
- Appendix C: Financial Statements

  o Financials 1
- Appendix D: Director & Officer Work History

  o Ken Montera
  o Matthew Coy
  o Matthew Lauer
  o Nicole Watkins
  o Ray McElhaney
  o Robert William Noffsinger, III
  o Sean Hopkins
- Appendix E: Supporting Documents

  o *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

- <u>Cover Page XML</u>
- Offering Statement (this page)

- <u>Appendix A: Business Description & Plan</u>
- Appendix B: Investor Contracts

   o   <u>Xcite Interactive Subscription Agreement</u>
- Appendix C: Financial Statements

   o   <u>Financials 1</u>
- Appendix D: Director & Officer Work History

   o   <u>Ken Montera</u>
   o   <u>Matthew Coy</u>
   o   <u>Matthew Lauer</u>
   o   <u>Nicole Watkins</u>
   o   <u>Ray McElhaney</u>
   o   <u>Robert William Noffsinger, III</u>
   o   <u>Sean Hopkins</u>
- Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Xcite Interactive, Inc.

By

Bud Noffsinger

Chief Executive Officer / Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

NicoleWatkins

Director

12/11/2019

Ray McElhaney
Director
12/10/2019

Sean Hopkins
Board Member
12/10/2019

Kenneth Michael Montera
Board Director
12/10/2019

Matthew Lauer
VP Finance/Officer
12/10/2019

Bud Noffsinger
Chief Executive Officer / Director
12/10/2019

Invite Others to Sign

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.